EXHIBIT 3.1

THIRD AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
COSINE COMMUNICATIONS, INC.

CoSine Communications, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A. The name of the corporation is CoSine Communications, Inc. The corporation was originally incorporated under the same name and the original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on May 16, 2000.

B. This Third Amended and Restated Certificate of Incorporation restates and integrates and further amends the provisions of the corporation's Certificate of Incorporation as heretofore amended. The amendments and restatement herein set forth have been duly approved by the corporation's Board of Directors and stockholders in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, with the approval of the corporation's stockholders having been duly adopted at a meeting of the stockholders of the corporation called for consideration thereof in accordance with Section 242 of the General Corporation Law of the State of Delaware.

C. The Certificate of Incorporation is hereby restated and further amended to read in its entirety as follows:

ARTICLE I.

The name of the corporation is CoSine Communications, Inc. (the "Corporation").

ARTICLE II.

The address of the Corporation's registered office in the State of Delaware is 2711 Centerville Road, City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is the Corporation Service Company.

ARTICLE III.

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV.

1. Authorized Shares. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 303,000,000, of which (i) 300,000,000 shares, par value $0.0001 per share, are to be of a class designated Common Stock ("Common Stock") and (ii) 3,000,000 shares, par value $0.0001 per share, are to be of a class designated Preferred Stock ("Preferred Stock"). The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, subject to any limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of each such series of Preferred Stock, including without limitation authority to fix by resolution or resolutions, the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

2. Changes in Number of Designated Shares. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, the number of which was fixed by it, subsequent to the issue of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

3. Limitation on Acquisition of Shares.

(a) Certain Acquisitions Prohibited.

   (i) If an individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group deemed to be a person under Section 14(d)(2) of the Securities Exchange Act of 1934, as amended (each a "Person"), shall attempt to purchase or acquire in any manner whatsoever, whether voluntarily or involuntarily, by operation of law or otherwise, any shares of capital stock of the Corporation or any option, warrant or other right to purchase or acquire capital stock of the Corporation (such warrant, option, or security being an "Option") or any securities convertible into or exchangeable for capital stock of the Corporation or any interest in any other entity that directly, indirectly or constructively owns any shares of capital stock of the Corporation (any such purchase or acquisition being an "Acquisition"), in each case, whether voluntary or involuntary, of record, by operation of law or otherwise (provided, however, that a transaction that is a pledge (and not an acquisition of tax ownership for U.S. federal income tax purposes) shall not be deemed an Acquisition but a foreclosure pursuant thereto shall be deemed to be an Acquisition), and such Acquisition shall affect the percentage of capital stock that is treated as owned by a five percent stockholder (within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") and the Treasury Regulations promulgated thereunder) with respect to the Corporation (a "Five Percent Stockholder"), then such Person shall be a "Restricted Holder", and such Acquisition shall not be permitted except as authorized pursuant to this Article IV, Section 3; provided, however, that for purposes of determining the existence and identity of, and the amount of capital stock owned by, any FivePercent Stockholders or Restricted Holders, the Corporation is entitled to rely conclusively on (a) the existence and absence of filings of Schedules 13D and 13G (or any similar schedules) as of any date and (b) its actual knowledge of the ownership of its capital stock. For purposes of this Article IV, Section 3, "capital stock" shall include the Common Stock, par value $.0001 of the Corporation.

   (ii) The restrictions contained in this Article IV, Section 3, are for the purpose of reducing the risk that any change in stock ownership may jeopardize the preservation of the Corporation's U.S. federal, state and local income tax attributes under Code Section 382 or equivalent provisions of state or local law (collectively, the "Tax Benefits"). In connection therewith, and to provide for the effective policing of these provisions, a Restricted Holder who proposes to effect an Acquisition, prior to the date of the proposed Acquisition, request in writing (a "Request") that the Board of Directors of the Corporation review the proposed Acquisition and authorize or not authorize the proposed Acquisition pursuant to subsection (c) hereof. A Request shall be mailed or delivered to the Secretary of the Corporation at the Corporation's principal place of business or telecopied to the Corporation's telecopier number at its principal place of business. Such Request shall be deemed to have been delivered when actually received by the Secretary of the Corporation. A Request shall include (a) the name, address and telephone number of the Restricted Holder, (b) a description of the interest proposed to be Acquired by the Restricted Holder, (c) the date on which the proposed Acquisition is expected to take place, (d) the name of the intended transferor of the interest to be Acquired by the Restricted Holder, and (e) a Request that the Board of Directors authorize, if appropriate, the Acquisition pursuant to subsection (c) hereof and inform the Restricted Holder of its determination regarding the proposed Acquisition. If the Restricted Holder seeks to effect an Acquisition, at the next regularly scheduled meeting of the Board of Directors following the tenth business day after receipt by the Secretary of the Corporation of a Request, the Board of Directors will act to determine whether to authorize the proposed Acquisition described in the Request under subsection (c) hereof. The Board of Directors shall conclusively determine whether to authorize the proposed Acquisition, in its sole discretion and judgment, and shall immediately cause the Restricted Holder making the Request to be informed of such determination.

(b) Effect of Unauthorized Acquisition. Any Acquisition attempted to be made in violation of this Article IV, Section 3, will be null and void. In the event of an attempted or purported Acquisition by a Restricted Holder in violation of this Article IV, Section 3, the Corporation shall be deemed to be the agent for the transferor of the prohibited shares (the "Prohibited Shares"). The Corporation shall be such agent for the limited purpose of consummating a sale of the Prohibited Shares to a Person who is not a Restricted Holder (an "Eligible Transferee"), which may include, without limitation, the transferor. The record ownership of the Prohibited Shares shall remain in the name of the transferor until the Prohibited Shares have been sold by the Corporation or its assignee, as agent, to an Eligible Transferee. Neither the Corporation, as agent, nor any assignee of its agency hereunder, shall be deemed to be a stockholder of the Corporation nor be entitled to any rights of a stockholder of the Corporation, including, but not limited to, any right to vote the Prohibited Shares or to receive dividends or liquidating distributions in respect thereof, if any, but the Corporation or its assignee shall only have the right to sell and transfer the Prohibited Shares on behalf of and as agent for the transferor to another person or entity; provided, however, that an Acquisition to such other person or entity does not violate the provisions of this Article IV, Section 3. The rights to vote and to receive dividends and liquidating distributions with respect to the Prohibited Shares shall remain with the transferor. The intended transferee shall not be entitled to any rights of stockholders of the Corporation, including, but not limited to, the rights to vote or to receive dividends and liquidating distributions with respect to the Prohibited Shares. In the event of a permitted sale and transfer, whether by the Corporation or its assignee, as agent, the proceeds of such sale shall be applied first, to reimburse the Corporation or its assignee for any expenses incurred by the Corporation acting in its role as the agent for the sale of the Prohibited Shares, second, to the extent of any remaining proceeds, to reimburse the intended transferee for any payments made to the transferor by such intended transferee for such shares, and the remainder, if any, to the original transferor.

(c) Authorization of Acquisition of Capital Stock by a Restricted Holder. The Board of Directors may authorize an Acquisition by a Restricted Holder, if, in its sole discretion and judgment it determines that the Acquisition is in the best interests of the Corporation and its stockholders. In deciding whether to approve any proposed Acquisition by a Restricted Holder, the Board of Directors may seek the advice of counsel with respect to the Corporation's preservation of the Tax Benefits and may request all relevant information from the Restricted Holder with respect to all capital stock directly or indirectly owned by such Restricted Holder. Any Person who makes a Request of the Board of Directors pursuant to this subsection (c) to effect an Acquisition shall reimburse the Corporation, on demand, for all reasonable costs and expenses incurred by the Corporation with respect to any proposed Acquisition, including, without limitation, the Corporation's reasonable costs and expenses incurred in determining whether to authorize that proposed Acquisition.

(d) Certain Indirect Prohibited Acquisitions. In the event an Acquisition would be in violation of this Article IV, Section 3, as a result of attribution to the intended transferee of the ownership of capital stock by a Person (an "Other Person") who is not controlling, controlled by or under common control with the intended transferee, which ownership is nevertheless attributed to the intended transferee, the restrictions contained in this Article IV, Section 3, shall not apply in a manner that would invalidate any Acquisition to such Other Person, and the intended transferee and any Persons controlling, controlled by or under common control with the intended transferee (collectively, the "Intended Transferee Group") shall automatically be deemed to have transferred to the Corporation, sufficient capital stock (which capital stock shall (i) consist only of capital stock held legally or beneficially, whether directly or indirectly, by any member of the Intended Transferee Group, but not capital stock held through any Other Person, other than shares held through a Person acting as agent or fiduciary for any member of the Intended Transferee Group, (ii) be deemed transferred to the Corporation, in the inverse order in which it was acquired by members of the Intended Transferee Group, and (iii) be treated as Prohibited Shares) to cause the intended transferee, following such transfer to the Corporation, not to be in violation of the restrictions contained in this Article IV, Section 3; provided, however, that to the extent the foregoing provisions of this subsection (d) would not be effective to prevent an Acquisition in violation of this Article IV, Section 3, the restrictions contained in this Article IV, Section 3, shall apply to such other capital stock owned by the intended transferee (including capital stock actually owned by Other Persons), in a manner designed to minimize the amount of capital stock subject to the restrictions contained in this Article IV, Section 3, or as otherwise determined by the Board of Directors to be necessary to prevent an Acquisition in violation of the restrictions contained in this Article IV, Section 3 (which capital stock shall be treated as Prohibited Shares).

(e) Prompt Enforcement; Further Actions. After learning of an Acquisition by a Restricted Holder, the Corporation shall demand the surrender, or cause to be surrendered, to it, the certificates representing the Prohibited Shares, or any proceeds received upon a sale of the Prohibited Shares, and any dividends or other distributions made with respect to the Prohibited Shares. If such surrender is not made within 30 business days from the date of such demand, the Corporation may institute legal proceedings to compel such transfer; provided, however, that nothing in this subsection (e) shall (i) be deemed inconsistent with the Acquisition of the Prohibited Shares being deemed null and void pursuant to subsection (b) hereof, (ii) preclude the Corporation in its discretion from immediately bringing legal proceedings without a prior demand, or (iii) cause any failure of the Corporation to act within the time periods set forth in this subsection (c) to constitute a waiver or loss of any right of the Corporation under this Article IV, Section 3.

(f) Damages. Any Restricted Holder who knowingly violates the provisions of this Article IV, Section 3, and any persons controlling, controlled by or under common control with such a Restricted Holder, shall be jointly and severally liable to the Corporation for, and shall indemnify and hold the Corporation harmless against, any and all damages suffered as a result of such violation, including but not limited to damages resulting from a reduction in or elimination of the Corporation's ability to utilize its Tax Benefits, and attorneys' and auditors' fees incurred in connection with such violation.

(g) Legend on Certificates. All certificates for shares of Common Stock issued by the Corporation shall conspicuously bear the following legend: "The Second Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation") of the Corporation contains restrictions prohibiting the purchase or acquisition (collectively, the "Acquisition") of any capital stock without the authorization of the Board of Directors of the Corporation (the "Board of Directors"), if such Acquisition affects the percentage of capital stock that is treated as owned by a five percent stockholder (within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") and the Treasury Regulations promulgated thereunder), and such Acquisition would, in the sole discretion and judgment of the Board of Directors, jeopardize the Corporation's preservation of its U.S. federal income tax attributes pursuant to Section 382 of the Code and is not otherwise in the best interests of the Corporation and its stockholders. The Corporation will furnish without charge to the holder of record of this certificate a copy of the Certificate of Incorporation, containing the above-referenced restrictions on acquisitions of stock, upon written request to the Corporation at its principal place of business."

(h) Conditions to Acquisition; Responsibilities of Transfer Agent. The Corporation may require, as a condition to the registration of the Acquisition of any of its capital stock or the payment of any distribution on any of its capital stock, that the intended transferee or payee furnish to the Corporation all information reasonably requested by the Corporation with respect to all the direct or indirect ownership interests in such capital stock. The Corporation may make such arrangements or issue such instructions to its stock transfer agent as may be determined by the Board of Directors to be necessary or advisable to implement this Article IV, Section 3, including, without limitation, instructing the transfer agent not to register any Acquisition of capital stock on the Corporations stock transfer records if it has knowledge that such Acquisition is prohibited by this Article IV, Section 3, and/or authorizing such transfer agent to require an affidavit from a intended transferee regarding such Person's actual and constructive ownership of capital stock and other evidence that an Acquisition will not be prohibited by this Article IV, Section 3, as a condition to registering any Acquisition.

(i) Authority of Board of Directors to Interpret. Nothing contained in this Article IV, Section 3, shall limit the authority of the Board of Directors to take such other action to the extent permitted by law as it deems necessary or advisable to protect the Corporation and preserve the Tax Benefits. Without limiting the generality of the foregoing, in the event of a change in law making one or more of the following actions necessary or desirable, the Board of Directors may, by adopting a written resolution of the Board of Directors, modify the definitions of any terms or conditions set forth in this Article IV, Section 3, or modify the definitions of any terms or conditions of this Article IV, Section 3, as appropriate to prevent an ownership change for purposes of Section 382 of the Code as a result of any changes in applicable Treasury Regulations or otherwise; provided, however, that the Board of Directors shall not cause there to be such acceleration, extension, change or modification unless it concludes in writing that such action is reasonably necessary or advisable to preserve the Tax Benefits or that the continuation of these restrictions is no longer reasonably necessary for the preservation of the Tax Benefits, and its conclusion is based upon a written opinion of tax counsel to the Corporation. The Corporation and the members of the Board of Directors shall be fully protected in relying in good faith upon the information, opinions, reports or statements of the chief executive officer, the chief financial officer or the chief accounting officer of the Corporation (or the person or persons performing the functions of such officers) or of the Corporation's legal counsel, independent auditors, transfer agent, investment bankers or other employees and agents in making the determinations and findings contemplated by this Article IV, Section 3, and the members of the Board of Directors shall not be responsible for any good faith errors made in connection therewith.

(j) Severability. If any part of the provisions of this Article IV, Section 3, are judicially determined to be invalid or otherwise unenforceable, such invalidity or unenforceability shall not affect the remainder of the provisions of this Article IV, Section 3, which shall be thereafter interpreted as if the invalid or unenforeceable part were not contained herein, and, to the maximum extent possible, in a manner consistent with preserving the ability of the Corporation to utilize to the greatest extent possible the Corporation's Tax Benefit.

(k) Expiration. The provisions of this Article IV, Section 3, shall apply until such time as the Board of Directors determines in its sole discretion that the provisions of this Article IV, Section 3, are no longer necessary for the preservation of the Corporation's Tax Benefits.

ARTICLE V.

The Corporation is to have perpetual existence.

ARTICLE VI.

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VII.

1. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors which constitute the whole Board of Directors of the Corporation shall be fixed by, or determined in the manner provided in, the Bylaws of the Corporation.

2. Each director who is serving as a director on the date of this Third Amended and Restated Certificate of Incorporation shall hold office until the next annual meeting of stockholders after such date and until such director's successor is duly elected and qualified or until such director's earlier death, resignation or removal, notwithstanding that such director may have been elected for a term that extended beyond the date of such next annual meeting of stockholders. At each annual meeting of stockholders after the date of this Third Amended and Restated Certificate of Incorporation, directors elected at such annual meeting shall hold office until the next annual meeting of stockholders and until such director's successor is duly elected and qualified or until such director's earlier death, resignation or removal.

3. Subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal, or other causes shall be filled by either (i) the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of voting stock of the corporation entitled to vote generally in the election of directors ("Voting Stock") voting together as a single class; or (ii) by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such newly created directorship shall be filled by the stockholders, be filled only by the affirmative vote of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding two sentences shall hold office until the next annual meeting of stockholders and until such director's successor is duly elected and qualified or until such director's earlier death, resignation or removal.

4. The affirmative vote of sixty-six and two-thirds percent (66-2/3%) of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, shall be required for the adoption, amendment or repeal of the following sections or Articles of the corporation's Bylaws by the stockholders of this corporation: 2.2 (Annual Meeting), 2.3 (Special Meeting),
2.5 (Advance Notice of Stockholder Nominees and Stockholder Business), 3.2 (Number of Directors) and Article VI (Indemnification).

5. No action shall be taken by the stockholders of the corporation except at an annual or special meeting of the stockholders called in accordance with the Bylaws, and no action shall be taken by the stockholders by written consent.

6. Subject to the rights of any series of Preferred Stock, any director, or the entire Board of Directors, may be removed from office at any time (i) with cause by the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class; or (ii) without cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the Voting Stock.

ARTICLE VIII.

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE IX.

1. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

2. The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee or agent of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation.

3. Neither any amendment nor repeal of this Article XI, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article XI, shall eliminate or reduce the effect of this Article XI, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article XI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE X.

Advance notice of stockholder nominations for the election of directors of the Corporation and of business to be brought by stockholders before any meeting of stockholders of the Corporation shall be given in the manner and to the extent provided in the Bylaws of the Corporation. Business transacted at special meetings of stockholders shall be confined to the purpose or purposes stated in the notice of meeting.

ARTICLE XI.

 Notwithstanding any other provisions of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of Voting Stock required by law, this Certificate of Incorporation or any Preferred Stock Designation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of Voting Stock, voting together as a single class, shall be required to alter, amend or repeal Article VI, Article VII, Article VIII, Article IX, Article X or this Article XI.

ARTICLE XII.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute (subject to compliance with the requirements of Article X), and all rights conferred herein are granted subject to this reservation.

ARTICLE XIII.

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the laws of the State of Delaware) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

The foregoing Third Amended and Restated Certificate of Incorporation of CoSine Communications, Inc. is the act and deed of this corporation, and the statements therein are true.

IN WITNESS WHEREOF, the Board of Directors of the Company has caused this Third Amended and Restated Certificate of Incorporation to be signed by Terry Gibson, its President and Chief Executive Officer.

Dated: November 15, 2005.	COSINE COMMUNICATIONS, INC.

	By:	/s/ Terry Gibson
Terry Gibson
President and Chief Executive Officer